UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Albert Christian Schauer
        5512 Bobwhite
        Kalamazoo, Michigan 49009

   2.   Issuer Name and Ticker or Trading Symbol:

        Triple S Plastics, Inc.
        TSSS

   3.   IRS or Social Security Number of Reporting Person (Voluntary):

        ###-##-####

   4.   Statement for Month/Year:

        June 2001

   5.   If Amendment, Date of Original (Month/Year):



   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director (x) 10% Owner (x) Officer (give title below) (x) Other (specify below)

        Chief Executive Officer
        Member of 13(d) group owning more than 10%

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person





                                          Table I -- Non-Derivative Securities Acquired,
                                                Disposed of, or Beneficially Owned



                                                                                     6. Owner-
                                                                                        ship
                                                                       5. Amount of     Form:
                                                                        Securities    Direct
                      2. Trans-                                       Beneficially    (D) or
                       action               4. Securities Acquired (A) Owned at End  Indirect
       1. Title of      Date      3. Trans-             or               of Month       (I)     7. Nature of Indirect
         Security     (Month /   action Code      Disposed of (D)     (Instr. 3 and  (Instr.    Beneficial Ownership
        (Instr. 3)    Day/Year)  (Instr. 8)     (Instr. 3, 4 and 5)         4)           4)          (Instr. 4)
        ----------    ---------  -----------   ---------------------   ------------   --------  ---------------------
                                 Code    V   Amount (A)or(D)   Price
                                 ----   --   ------ --------   -----
     Common Stock                                                        31,500          D

     Common Stock                                                         3,000          I      By trust for Albert
                                                                                                Christian Schauer's
                                                                                                grandchildren, for
                                                                                                which Mr. Schauer is
                                                                                                trustee

     Common Stock                                                      1,876,421         I      By other parties to
                                                                                                Company Shareholders
                                                                                                Agreement, dated July
                                                                                                13, 2000, reinstated
                                                                                                May 25, 2001.
     Common Stock   06/11/01       D         264,817    D    7.08 (1)      0             D

     Common Stock   06/11/01       A         205,183    A    3.125 (1)  205,183          D






                                           Table II -- Derivative Securities Acquired,
                                                Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                        10.
                                                                                                9.    Owner-
                                                                                               Number  ship
                                                                                                 of    Form
                                                 5.                                            Deri-    of
                                               Number                                          vative Deriva-
                 2.                              of            6.                        8.   Securi-  tive
         1.    Conver-                         Deriv-         Date            7.       Price    ties  Secur-
        Title   sion                           ative         Exer-          Title        of   Benefi-  ity:
         of   or Exer-     3.                Securities     cisable          and        Der-   cially Direct
      Deriva-   cise     Trans-      4.       Acquired        and           Amount      iva-   Owned  (D) or   11. Nature
        tive    Price    action    Trans-      (A) or      Expiration         of        tive     at     In-   of Indirect
       Secur-    of       Date     action     Disposed        Date        Underlying    Sec-   End of direct     Bene-
        ity     Deri-   (Month/     Code       of (D)       (Month/       Securities   urity   Month    (I)      ficial
      (Instr.  vative     Day/    (Instr.    (Instr. 3,       Day/        (Instr. 3   (Instr. (Instr. (Instr.  Ownership
         3)   Security   Year)       8)       4 and 5)       Year)          and 4)       5)      4)     4)     (Instr. 4)
      ------- --------   -----     ------    ----------     --------      ----------  -------  ------ ------- ------------

                                                                               Amount
                                                                                 or
                                                         Date    Expir-        Number
                                                         Exer-   ation           of
                                 Code   V    (A)   (D)   cisable Date    Title  Shares
                                 ----  ---   ---  -----  ------  ------  ----- --------

     Stock    $3.125    6/11/01  X              470,000  2/14/00 4/22/09 Common 470,000   (1)      0     D
     Options                                                             Stock
     (right
     to buy)

     Stock    $6.67                                        (2)    (3)    Common 105,666   (2)   105,666   I   By other
     Options                                                             Stock                                parties to
     (right                                                                                                   Company
     to buy)                                                                                                  Share-
                                                                                                              holders
                                                                                                              Agreement,
                                                                                                              dated July
                                                                                                              13, 2000,
                                                                                                              reinstated
                                                                                                              May 25,
                                                                                                              2001.




   Explanation of Responses:

        Explanation of footnotes to Table I:

        For purposes of Section 13(d) of the Securities Exchange Act, Albert Christian Schauer is a member of a group that together owns more than 10% of the Issuer s Common Stock. Except as indicated in the following note, the securities shown in Table I are beneficially owned for purposes of Rule 16a-1(a)(2) by Mr. Schauer.

        (1) On June 11, 2001, Mr. Schauer sold 264,817 shares to the Issuer for the fair market value of such shares ($7.08 per share, determined using the previous day s closing price for the shares as reported in the Wall Street Journal.) The proceeds from this sale were used to pay the exercise price and applicable withholding taxes on shares purchased under the exercise of options, as discussed in detail on Table II.

        Explanation of footnotes to Table II:

        (1) The exercise price of these options is $3.125. The Issuer, pursuant to its Employee Stock Option Plan, facilitated Mr. Schauer's exercise of these options by purchasing 264,817 shares from Mr. Schauer immediately upon his exercise of that same number of options. The price paid by the Company for the shares was $7.08 per share, the fair market value of the shares as of that date. Mr. Schauer then used the proceeds of this sale to pay the applicable withholding taxes and exercise price of the remaining 205,183 options, and now beneficially owns 205,183 shares of the Issuer's Common Stock.

        (2)(3) These options, held by other parties to the Company Shareholders Agreement, dated July 13, 2001, reinstated May 25, 2001, will all become fully vested and immediately exercisable ten days prior to the closing of the transactions contemplated in the Merger Agreement. As a party to the Company Shareholders Agreement, Mr. Schauer is deemed to beneficially own these shares. The original vesting and expiration of these options is as follows:

                  3,000 options vested July 25, 1996, expire
                    July 25, 2006
                  3,000 options vested May 24, 1997, expire May 24, 2006 3,000 options vested May 24, 1998, expire May 24, 2006 20,000 options vested May 21, 1998, expire May 21, 2007 20,000 options vested May 21, 1999, expire May 21, 2007 20,000 options vested July 23, 2000, expire
                    March 24, 2008
                  3,333 options vested July 23, 2000, expire
                    January 21, 2003





                  20,000 options vested September 24, 2000, expire
                     March 24, 2008
                  3,333 options vested April 11, 2001, expire
                    October 11, 2003
                  10,000 options vested June 30, 2001, expire
                    December 31, 2001



   SIGNATURE OF REPORTING PERSON:


   By:  /s/ Albert Christian Schauer
        ----------------------------
        Albert Christian Schauer

   DATE: June 11, 2001

   Issuer & Ticker Symbol: Triple S Plastics, Inc., TSSS

   Statement for Month/Year: June, 2001